UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 2)*

Rockville Financial, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

774188106

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Rockville Bank Employee Stock Ownership Plan
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Connecticut
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,586,638
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,586,638
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,586,638
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 6.1 % of shares of Common Outstanding as of December 31, 2013
12.	Type of Reporting Person EP

Item 1(a). Name of Issuer:

Rockville Financial, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

45 Glastonbury Boulevard

Glastonbury, Connecticut 06033

Item 2(a). Name of Person Filing:

Rockville Bank Employee Stock Ownership Trust

Trustee: First Bankers Trust Services, Inc.

Item 2(b). Address of Principal Business Office or, if None, Residence:

45 Glastonbury Boulevard

Glastonbury, Connecticut 06033

Item 2(c). Citizenship:

See page 2, Item 4.

Item 2(d). Title of Class of Securities:

Common Stock, no par value per share

Item 2(e). CUSIP Number:

774188106

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(f) [X] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

Item 4. Ownership:

(a) Amount Beneficially Owned:

1,586,638

(b) Percent of Class:

6.1%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

0

(ii) shared power to vote or to direct the vote

1,586,638

(iii) sole power to dispose or to direct the disposition of

0

(iv) shared power to dispose or to direct the disposition of

1,586,638

The Reporting Person is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), with individual accounts for the accrued benefits of participating employees and their beneficiaries of Rockville Financial, Inc. and its subsidiaries. In general, participants and beneficiaries are entitled to direct the voting of shares of Rockville Financial, Inc. Common Stock allocated to their individual accounts. Each participant or beneficiary is also entitled to direct the trustee as to how to respond to a tender or exchange offer for shares of Rockville Financial, Inc. Common Stock allocated to their individual accounts. Any shares of Rockville Financial, Inc. Common Stock not voted or unallocated are voted by the trustee in the same proportion as the shares of Rockville Financial, Inc. Common Stock directed to be voted by participants and beneficiaries. However, if the trustee does not receive an instruction from a participant or beneficiary regarding a tender or exchange offer for shares of Rockville Financial, Inc. Common Stock (or receives an instruction not to tender or exchange shares of Rockville Financial, Inc. Common Stock), the Trustee has no dispositive power. Any unallocated shares of Rockville Financial, Inc. Common Stock are to be tendered by the trustee in the same proportion as the stock for which the instructions to tender are received. In certain limited circumstances, the trustee may override the votes of participants and beneficiaries and to determine, in the trustee’s best judgment, how to vote the shares of Common Stock.

Item 5. Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8. Identification and Classification of Members of the Group:

The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9. Notice of Dissolution of Group:

Not Applicable

Item 10. Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROCKVILLE BANK EMPLOYEE STOCK OWNERSHIP PLAN TRUST

Date: February 10, 2014	By: First Bankers Trust Services, Inc., Trustee

/s/ Linda Shultz
Name: Linda Shultz
Title: Trust Officer